The fund filed under Rule 485(a) on 4/1/03, which permitted the fund to be effective after 75 days (6/15/03). (The fund was known as Putnam International Money Market Fund at this time and it only had classes I, P and S.) The fund filed under Rule 497 on 11/12/03, which it changed its name to Putnam Prime Money Market Fund and added share classes A and R.